Exhibit 99.1

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE AND KIRKLAND LAKE GOLD ANNOUNCE MERGER OF EQUALS
TO CREATE HIGHEST-QUALITY SENIOR GOLD PRODUCER

Toronto (September 28, 2021) – Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) (“Agnico Eagle” or the “Company”) and Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) (“Kirkland Lake Gold”) announced today that they have entered into an agreement (the “Merger Agreement”) to combine in a merger of equals (the “Merger”), with the combined company to continue under the name “Agnico Eagle Mines Limited”. The Merger will establish the new Agnico Eagle as the gold industry’s highest-quality senior producer, with the lowest unit costs, highest margins, most favourable risk profile and industry-leading best practices in key areas of environmental, social and governance (“ESG”). Upon closing of the Merger, the Company is expected to have $2.3 billion of available liquidity, a mineral reserve base of 48 million ounces of gold (969 million tonnes at 1.53 grams per tonne), which has doubled over the last 10 years, and an extensive pipeline of development and exploration projects to drive sustainable, low-risk growth.

The Merger will create a best-in-class gold mining company operating in one of the world’s leading gold regions, the Abitibi-Greenstone Belt of northeastern Ontario and northwestern Quebec (the “Abitibi”), with superior financial and operating metrics. Consolidation within the Abitibi will also provide the new Agnico Eagle with significant value creation opportunities through synergies and other business improvement initiatives. Additionally, the Company is established uniquely as the only gold producer in Nunavut and well positioned internationally with profitable and prospective assets in Australia, Finland, and Mexico.

The combination of Agnico Eagle and Kirkland Lake Gold combines each company’s strengths by bringing together two industry leaders in growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value. Both companies also share a strong commitment to returning capital to shareholders, with a total of $1.6 billion being returned through dividend payments and share repurchases since the beginning of 2020 (on a pro forma basis).

Under the Merger Agreement, which the Board of Directors of both companies have unanimously approved, the new Agnico Eagle will be led by a combined board and management team of experienced mining and business leaders, bringing together the proven cultures, strengths and capabilities of both companies. The transaction is expected to close in December 2021 or in the first quarter of 2022.

Pursuant to the Merger Agreement, Kirkland Lake Gold shareholders will receive 0.7935 of an Agnico Eagle common share for each Kirkland Lake Gold common share held (the “Consideration”). The Consideration to Kirkland Lake Gold represents approximately a 1% premium to the 10-day volume weighted average prices on the Toronto Stock Exchange, as at close of trading Friday September 24, 2021 and implies a combined market capitalization of approximately $24 billion. Upon closing, existing Agnico Eagle and Kirkland Lake Gold shareholders will own approximately 54% and 46% of the combined company, respectively.

Sean Boyd, Agnico Eagle’s Chief Executive Officer stated, “This merger starts a new chapter in Agnico Eagle’s 64-year history and creates the leading low risk global gold company with growing production, low costs and strong ESG leadership. The transaction creates a company with a strong platform of people, assets and financial resources to continue to build and operate a long term sustainable and self funding business. Kirkland Lake is an excellent cultural fit with Agnico Eagle, and we look forward to working together to further grow our business through exploration, mine development and optimization of our high-quality asset base. Over time, we believe that the gold industry will continue to evolve and consolidate and with this transaction we are well positioned to take advantage of high-quality opportunities and be a true Canadian mining champion.”

Tony Makuch, President and CEO of Kirkland Lake Gold, stated, “We are very pleased and excited to be entering into a combination with Agnico Eagle. It is a unique ‘strength-on-strength’ transaction that combines the two global gold producers with the best track records for increasing per share value. The deal creates an industry leader with a dominant position in the Canadian market that is deserving of a premium valuation and is poised to generate superior long-term shareholder value going forward. The transaction represents a true merger of equals, with the business of both companies to benefit from the significant financial strength of the merged company, the extensive pipeline of development and exploration projects to drive future growth, and the potential to realize significant operational and strategic synergies along the Abitibi-Kirkland Lake corridor. It is the right deal for our company and its shareholders, our people, the communities where we operate, and all of our key stakeholder groups.”

Strategic Rationale for the Merger

Key strategic, financial and operational advantages of the combined business include:

•	Creates the Highest Quality Senior Gold Producer – The Merger will create the industry’s highest-quality and lowest-risk senior gold producer. With expected production of approximately 3.4 million ounces in 2021 at the lowest all-in sustaining costs per ounce amongst the senior gold producers, the Company remains focused in low-risk jurisdictions and regions with high geological potential.

•	Maintains a Proven and Trusted Senior Leadership Team and Board with a Strong Track Record of Creating Value Per Share – The combined leadership team will maintain the consistent and proven strategy of growing both production and profitability per share.

•	Extends Industry Leadership in ESG and Enhances the Capacity to Make Longer Term ESG Focused Investments – The combined entity will be a leader in energy performance and GHG emissions intensity, with a commitment to be Net Zero by 2050 or earlier.

•	Enhances Position in one of the Most Prolific and Prospective Gold Regions in the World – The Merger solidifies the new Agnico Eagle as Canada’s leading gold producer, with expected annual production in the country of approximately 2.5 million ounces in 2021 (on a pro forma basis). The combined portfolio will be anchored by high-quality gold production in Ontario, Quebec and Nunavut in Canada, as well as at Fosterville in Victoria, Australia, Kittila in the Lapland region of Northern Finland and Pinos Altos and La India in Northern Mexico.

•	Drives Fundamental Value Creation from Significant Unique Synergies Estimated at $0.8B over 5 Years and $2B over 10 Years (Pre-Tax) – The Merger provides a unique opportunity to unlock significant operational and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to surface additional value across the portfolio.

•	Highlights Track Record of Growing Mineral Reserves and Mineral Resources – The Merger combines the only two major gold companies to have grown mineral reserves and production per share over the last 10 years through consistent investment in exploration and value-added acquisitions, with total mineral reserves increasing by 127% from 2011 to 48 million ounces at December 31, 2020 (on a pro forma basis).

•	Enhances and Adds Flexibility to an Attractive Minesite and Project Pipeline – The Merger combines a robust pipeline of growth projects and exploration opportunities. These projects are located in existing mining camps and will drive manageable, low-risk, high-return production growth over the next decade.

•	Provides the Financial Strength to Increase Capital Distributions to Shareholders While Investing in Growth Projects – The Merger significantly enhances the financial flexibility to fund both the robust pipeline of growth projects and to build on a proven track record of growing sustainable capital returns to shareholders while maintaining a strong balance sheet. In combination, Agnico Eagle and Kirkland Lake Gold have collectively returned $1.6 billion to shareholders through dividends and share repurchases since the beginning of 2020 and expects to further increase returns to shareholders in the future.

Board of Directors’ Recommendations

After consultation with its outside financial and legal advisors, the Board of Directors of Agnico Eagle has unanimously approved the Merger Agreement. The Board of Directors of Agnico Eagle recommends that Agnico Eagle shareholders vote in favour of the Merger.

TD Securities Inc. has provided an opinion to the Agnico Eagle Board of Directors to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be paid in the Merger by Agnico Eagle is fair, from a financial point of view, to Agnico Eagle. BofA Securities has provided an opinion to the Agnico Eagle Board of Directors to the effect that, as of the date of such opinion, based upon and subject to the various assumptions, limitations and qualifications set forth in such opinion (which will be described in the joint management information circular of Agnico Eagle and Kirkland Lake Gold that is expected to be mailed to their respective shareholders), the exchange ratio provided for in the Merger Agreement to be paid in the Merger by Agnico Eagle is fair, from a financial point of view, to Agnico Eagle.

Kirkland Lake Gold appointed a special committee of independent directors to consider and make a recommendation with respect to the Merger. Based on the unanimous recommendation of the Kirkland Lake Gold special committee of independent directors, and after consultation with its outside financial and legal advisors, the Board of Directors of Kirkland Lake Gold has unanimously approved the Merger Agreement. The Board of Directors of Kirkland Lake Gold recommends that Kirkland Lake Gold shareholders vote in favour of the Merger.

BMO Capital Markets and Maxit Capital LP have each provided fairness opinions to the Kirkland Lake Gold Board of Directors, and CIBC has provided a fairness opinion to the Kirkland Lake Gold special committee, to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the exchange ratio is fair, from a financial point of view, to the holders of Kirkland Lake Gold shares.

Transaction Summary and Timing

The Merger will be effected by way of a plan of arrangement of Kirkland Lake Gold under the Business Corporations Act (Ontario). At closing, all Kirkland Lake Gold common shares will be exchanged for the Consideration, being 0.7935 of an Agnico Eagle common share, for each Kirkland Lake Gold common share held. The arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland Lake Gold voting at a special meeting of Kirkland Lake Gold’s shareholders. The issuance of shares by Agnico Eagle under the Merger is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of Agnico Eagle’s shareholders.

The Merger is also subject to closing conditions customary in transactions of this nature, including receipt of Competition Act (Canada) and Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia) clearance, Ontario court approval and applicable stock exchange approvals. The Merger Agreement includes reciprocal non-solicitation provisions, a reciprocal $450 million termination fee and a $20 million expense reimbursement payable in certain circumstances.

Officers and directors of Agnico Eagle have entered into support and voting agreements with Kirkland Lake Gold, agreeing to vote their shares in favour of the Merger. Officers and directors of Kirkland Lake Gold have entered into support and voting agreements with Agnico Eagle, agreeing to vote their shares in favour of the Merger.

Agnico Eagle and Kirkland Lake Gold have agreed to use their commercially reasonable efforts to complete the merger on or before March 31, 2022.

It is anticipated that both shareholder meetings will take place in the fourth quarter of 2021 and that closing will occur in December 2021 or in the first quarter of 2022 subject to satisfaction of the conditions under the Merger Agreement.

Following completion of the Merger, the shares of the new Agnico Eagle will continue to trade on the Toronto Stock Exchange and the New York Stock Exchange, subject to approval or acceptance of each exchange in respect of the Agnico Eagle shares being issued as part of the Consideration. Kirkland Lake Gold’s shares will be de-listed from the Toronto Stock Exchange, the New York Stock Exchange, and the Australian Securities Exchange following closing.

Governance, Communities, and ESG

On closing, the combined company will continue to be operated under the new Agnico Eagle brand and headquartered at Agnico Eagle’s existing head office, and will be led by a proven leadership team that builds on the strengths and capabilities of both companies. The senior executive team and Board of Directors of Agnico Eagle will be enhanced by the addition of new members from Kirkland Lake Gold who all have a wealth of knowledge and experience to support the combined operations. The Board of Directors of the new Agnico Eagle will consist of 13 directors, comprised of 7 directors of Agnico Eagle and 6 directors from Kirkland Lake Gold. The key senior management team and directors will include:

•	Executive Chair of the Board– Sean Boyd

•	Chief Executive Officer – Tony Makuch

•	President – Ammar Al-Joundi

•	Vice-Chair of the Board – Jeffrey Parr

•	Lead Director – Jamie Sokalsky

Agnico Eagle will remain committed to maintaining a strong workforce and culture, robust Indigenous peoples, community and stakeholder relations and investment and, as a leader in ESG matters, driving improved performance and delivering on its vision to continue building and growing a high-quality, low-risk, sustainable business.

Tax Treatment

Canadian taxable resident shareholders of Kirkland Lake Gold will be able to elect such that they receive common shares in Agnico Eagle free of Canadian income taxes, and other shareholders will generally not be subject to Canadian income tax. It is expected that U.S. resident shareholders of Kirkland Lake Gold will generally receive shares in Agnico Eagle on a tax-deferred basis for U.S. federal income tax purposes.

Advisors and Counsel

Agnico Eagle has engaged TD Securities Inc., BofA Securities and Trinity Advisors Corporation as its financial advisors and Davies Ward Phillips & Vineberg LLP as its legal advisor in connection with the transaction. Kirkland Lake Gold has engaged BMO Capital Markets and Maxit Capital LP as its financial advisors and Cassels Brock & Blackwell LLP as its legal advisor. The Kirkland Lake Gold special committee has engaged CIBC World Markets Inc. as its financial advisor and Fasken Martineau DuMoulin LLP as its legal advisor.

Analyst and Investor Conference Call and Webcast

Agnico Eagle and Kirkland Lake Gold will host a joint analyst and investor conference call and webcast on September 28, 2021 at 8:00 am Eastern Time to discuss the Merger. Participants are encouraged to dial in 10 minutes before the scheduled start time. The call-in details are as follows:

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website. A copy of the investor presentation and associated materials will also be available on Agnico Eagle’s and Kirkland Lake Gold’s investor websites at www.agnicoeagle.com and www.klgold.com, respectively. An audio recording/replay of the conference call and webcast will also be made available shortly after the call on the Agnico Eagle and Kirkland Lake Gold websites.

Further Information

Agnico Eagle and Kirkland Lake Gold will file material change reports in respect of the merger in compliance with Canadian securities laws, as well as copies of the Merger Agreement and forms of support and voting agreements, which will be available under Agnico Eagle’s and Kirkland Lake Gold’s respective SEDAR profiles at www.sedar.com.

Full details of the Merger will be included in a joint management information circular of Agnico Eagle and Kirkland Lake Gold that is expected to be mailed to their respective shareholders on or around October 28, 2021.

For further information regarding Agnico Eagle, contact Investor Relations at info@Agnico Eagle.com or call (416) 947-1212.

For further information regarding Kirkland Lake Gold, contact Anthony Makuch, President, Chief Executive Officer & Director at tmakuch@kl.gold or call +1 416-840-7884; or Mark Utting, Senior Vice President, Investor Relations at mutting@kl.gold or call +1 416-840-7884.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Colombia. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 – 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

Cautionary Note Regarding Forward-Looking Information

The information in this news release has been prepared as at September 28, 2021. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “estimate”, “expect”, “future, “plan”, “possible”, “potential”, “may”, “will”, “would” or similar terms. Forward-looking statements in this news release include, but are not limited to: statements relating to the expected outcomes of the Merger, including the combined company’s assets, cost structure, financial position, cash flows and growth prospects; the anticipated benefits and synergies of the combined operations; the ability of Agnico Eagle and Kirkland Lake Gold to complete the Merger on the terms described herein, or at all; the anticipated timeline for the completion of the Merger; and receipt of regulatory approvals, stock exchange approvals and the necessary Competition Act (Canada) and Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia) approvals. The combined and/or pro forma financial information included in this news release does not reflect what the actual financial and operational results would necessarily have been had Agnico Eagle and Kirkland Lake Gold operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle and Kirkland Lake Gold as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Agnico Eagle and Kirkland Lake Gold to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: Agnico Eagle’s and Kirkland Lake Gold’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which Agnico Eagle and Kirkland Lake Gold will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchange rates; anticipated capital and operating costs; and the availability and timing of required stock exchange, regulatory, governmental and other approvals for the completion of the merger.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the ability to consummate the Merger; the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Merger on the proposed terms in the time assumed; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of a delay in completing the Merger or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Merger on relationships, including with regulatory bodies, employees, suppliers, customers, competitors, First Nations and other key stakeholders; the extent and manner to which COVID-19, and measures taken by governments, Agnico Eagle, Kirkland Lake Gold or others to attempt to reduce the spread of COVID-19, may affect Agnico Eagle and Kirkland Lake Gold, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the their respective operations), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for Agnico Eagle’s and Kirkland Lake Gold’s operations and projects or other aspects of Agnico Eagle’s and Kirkland Lake Gold’s business; Agnico Eagle’s and Kirkland Lake Gold’s economic model and liquidity risks; fluctuations in the price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); financial services risk; the risks associated with Agnico Eagle’s and Kirkland Lake Gold’s brand, reputation and trust; environmental risks; safety and technology risks; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Australia, Finland, Mexico, Colombia and other jurisdictions in which Agnico Eagle and Kirkland Lake Gold carry on business or in which Agnico Eagle and Kirkland Lake Gold may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the impact of foreign exchange rates; pricing pressures; and local and global political and economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. For a more detailed discussion of such risks and other factors that may affect Agnico Eagle’s and Kirkland Lake Gold’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A of Agnico Eagle and Kirkland Lake Gold, respectively, filed under their respective profiles on SEDAR at www.sedar.com and included in Agnico Eagle’s and Kirkland Lake Gold’s Form 40-F filed on EDGAR at www.sec.gov, as well as Agnico Eagle’s and Kirkland Lake Gold’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, Agnico Eagle and Kirkland Lake Gold do not intend, and do not assume any obligation, to update these forward-looking statements.

Non-IFRS Measures

The information in this news release includes the following non-IFRS financial measures: all-in sustaining costs per ounce of gold sold (“AISC”) and Adjusted EBITDA. These financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may also be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org. Management of Agnico Eagle and Kirkland Lake Gold believe that the use of these non-IFRS measures will assist analysts, investors and other stakeholders of the companies in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the companies’ operating performance, the combined company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis, and for planning and forecasting of future periods. However, AISC does have limitations as an analytical tool as it may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-IFRS measures should not be considered in isolation, or as a substitute for, analysis of the companies; results as reported under IFRS. A reconciliation of certain the non-IFRS measures presented in this news release is contained in each of Agnico Eagle’s and Kirkland Lake Gold’s most recently filed annual MD&A, which are available under their respective profiles on SEDAR at www.sedar.com.

Notes to Investors Regarding the Use of Mineral Reserves for Agnico Eagle

The mineral reserve estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information relating to Agnico Eagle’s portion of the mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves at the Canadian Malartic mine has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

For complete details on Agnico Eagle’s mineral reserves and mineral resources please see Agnico Eagle’s Annual Information Form for the year ended December 31, 2020.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by Agnico Eagle

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

Notes to Investors Regarding the Use of Mineral Reserves and Resources for Kirkland Lake Gold

Qualified Persons Kirkland Lake Gold

The technical contents related to Kirkland Lake Gold mines and properties in this press release, have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer of Kirkland Lake Gold. Ms. Vaz is a “qualified person” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

Readers are referred to the Kirkland Lake Gold NI 43-101 2018 technical reports for the Fosterville property entitled, “Updated NI 43-101 Technical Report Fosterville Gold mine in the State of Victoria, Australia” effective December 31, 2018 (the “Fosterville Report”); the amended and restated NI 43-101 technical report for the Macassa mine entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” (the “Macassa Report”) effective December 31, 2018 and dated April 1, 2018 and July 19, 2018; the technical report for the Detour Lake mine entitled “Detour Lake Operation, Ontario Canada, NI 43-101 Technical Report” effective December 31, 2020 (the “Detour Report”). The Fosterville Report, the Macassa Report and the Detour Report have been filed on the Kirkland Lake Gold profile on SEDAR at www.sedar.com. Further, readers are referred to Kirkland Lake Gold’s mineral reserve estimates as at December 31, 2020 as set out in the Kirkland Lake Gold press release dated February 25, 2021 and the applicable data and assumptions set out therein.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.